UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2020
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

April 20, 2020
METHANEX ANNOUNCES CHANGE IN LOCATION OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
VANCOUVER, BRITISH COLUMBIA (April 20, 2020) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced that its annual general meeting of shareholders scheduled for Thursday, April 30, 2020, starting at 10:00am (Pacific Time), will now be held at Methanex’s temporary head office in Vancouver located at Suite 800 - 355 Burrard Street. The change in location is a result of the temporary closure of the venue described in the Notice of Meeting dated March 5, 2020 due to the ongoing COVID-19 pandemic. The date and time of the Meeting remain unchanged.
The agenda, which describes the business that the Company will conduct at the meeting, is set out in the Company’s Information Circular dated March 5, 2020. No presentations or other communication sessions are planned for the Meeting.
As a precautionary measure, to support the health and safety of shareholders, employees and the community, Methanex urges shareholders and others not to attend the annual meeting in person. Shareholders are encouraged to vote on the matters before the meeting by proxy.

About Methanex
Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.
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For further information, contact:
Kim Campbell
Director, Investor Relations
Methanex Corporation
604 661 2600 or Toll Free: 1 800 661 8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 20, 2020	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary